July 5, 2007

Mail Room 4561

David Lennox
President and CEO
SINO-BIOTICS, Inc.
501 S. Johnston Ave, Suite 501
Bartlesville, Oklahoma 74003

> **Re:** **Item 4.02 Form 8-K**
> **Filed on June 27, 2007**
> **File No. 0-32161**

Dear Mr. Lennox,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed June 27, 2007

1. Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing. We refer you to Item 4.02(a)(3) of Form 8-K.

Mr. Lennox
SINO-BIOTICS, Inc.
July 5, 2007
Page 2

2.   Please note that the required Form 8-K disclosures must be made within 4 business days of the occurrence of a reportable event (i.e., your requirement to file a Form 8-K began on the date of your decision to restate and not the date that the restatement occurred). Please confirm your understanding of this requirement and acknowledge, if true, that this Form 8-K was not timely filed. We refer you to paragraph B.1 of Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kari Jin, Staff Accountant at (202) 551-3481.

                                                    Sincerely,

                                                    Kari Jin
                                                    Staff Accountant